August 18, 2006

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commissions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Millipore Corporation

Form 10-K for the fiscal year ended December 31, 2005

Forms 8-K filed April 21, 2005, July 19, 2005, October 25, 2005 and January 26, 2006

File No. 1-09781

Dear Ms. Tillan,

This letter responds to comments concerning the above referenced filings by Millipore Corporation (“Millipore”) in your letter dated June 22, 2006. For ease of reference, we have recited each comment and provided responses to each comment immediately thereafter.

Form 10-K for the year ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Comment #1: Please refer to prior comment 1 and Supplement A of your June 8, 2006 response letter. Please respond to the following comments:

•	The disclosures in Supplement A and in your Form 10-K do not include a discussion and qualification of the actual foreign exchange effect on your statements of operations. Your current disclosure focuses solely on a non-GAAP foreign exchange effect using budgeted and not actual foreign exchange rates. As such, please revise future filings to disclose the actual foreign exchange effect as determined using foreign exchange rates under U.S. GAAP and reconcile those effects to your non-GAAP foreign exchange effect. Additionally, please include all of the disclosures required by Item 10(e) of Regulation S-K and the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

•	We note that you refer to translation of your financial statements using budgeted or pre-determined foreign exchange rates as “foreign exchange effect.” Please do not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

•	Please provide us with a sample of your proposed disclosure.

Response to Comment #1: In response to the Staff’s comments, we no longer use non-GAAP constant currency and non-GAAP foreign exchange effect financial measures in our disclosures in filings with the Commission. Our disclosures now include the actual foreign exchange effect on our statements of operations, using foreign exchange rates under U.S. GAAP. Please refer to our Quarterly Report on Form 10-Q filed with the Commission on August 10th, 2006. We have supplementally provided a copy of the relevant excerpt for the Staff’s convenience in Supplement C.

Financial Statements, page 46

Note 17 – Business Segment and Geographic Information

Comment #2: Please refer to prior comment 3. Your response discusses why you believe that your two operating segments are highly similar in the criteria outlined in paragraphs a-e of paragraph 17 of SFAS 131. While your response concludes that the segments are highly similar, the disclosure in your Exchange Act filings appears to highlight the dissimilarities of the two operating divisions as previously noted in our prior comment. Please reconcile your response with your disclosures.

Response to Comment #2: We refer the Staff to our June 8, 2006 response to comment #3 of the Staff’s May 8, 2006 comment letter, in which we addressed the criteria for aggregation included in paragraph 17 of SFAS No. 131. We believe the description of our business on pages 4 through 8 in our Form 10-K for the year ended December 31, 2005 is consistent with that response as follows:

a.	Nature of products and services – Under the heading “Our Products and Services” on page 6 in the Form 10-K, we combined the description of our products and services because of the similarities between the two operating segments. As noted in our previous response and in the Form 10-K, both operating segments sell consumable and hardware products and provide services. Also, the description of our technologies under the heading “Our Technologies” on page 8 in the Form 10-K is not segment specific because the majority of our products are based on similar membrane filtration and chromatography technology.

b.	Nature of production processes – Our disclosure under the heading “Product Manufacture” on page 9 in the Form 10-K is not specific to either operating segment. As noted in our previous response, the production processes are very similar between the two operating segments and our three largest production facilities manufacture or assemble all of the products for both the Bioprocess and Bioscience operating segments.

c.	The type or class of customer for their products and services – The type of customers between the two operating segments are very similar within the large life sciences market. The majority of our customers are biotechnology and pharmaceutical customers and there is very high overlap in customer base between the two segments. As noted in our previous response, for the twelve months ended December 31, 2005, approximately 65% of our net sales were to customers with aggregate purchases in excess of $200,000 of which approximately 90% purchased products from both operating segments. Under the heading “Our Customers” on page 7 in the Form 10-K, we included additional, smaller categories of customers for each operating segment to be comprehensive. We will revise our disclosures in future filings to clarify the similarities between our customers for the two operating segments.

d.	The methods used to distribute their products or provide their services – Our description under the heading “Sales, Marketing and Customer Support” on page 8 in the Form 10-K applies to both operating segments and is consistent with our previous response.

e.	Please note that sub-paragraph e included in paragraph 17 of SFAS No. 131 is not applicable to us.

Comment #3: Please refer to prior comment 3. You responded that your Bioprocess and Bioscience segments had three year average revenue growth rates of 8 percent and 6 percent, respectively, and three year average gross profit margins of 52 percent and 57 percent, respectively. Please respond to the following comments:

•

We note that you refer to revenue growth rates and gross margins. Please tell us whether these measures are the only ones you identified as the most appropriate measures of economic performance for the specific operating segments being evaluated to determine whether they have similar economic characteristics. For example, please tell us whether there are industry measures or other financial ratios and measures that are more relevant for assessing performance.

•	Paragraphs 73 and 74 in the Basis for Conclusions for SFAS 131 place an emphasis on the similarity of results and performance and explain that a historical convergence of these performance indicators must have already happened and there must be an expectation that the financial statistics will remain similar in the future. While your response included a discussion of historical average revenue growth rates and gross profit margins, your response did not discuss your expectations of the economic measures in the future. For example, in our prior comment we noted that revenues for the Bioprocess division in 2005 grew at 15% while those in the Bioscience division grew at 7%. We also noted your disclosure that the Bioprocess division is the fastest growing segment of your business. This divergence appears to be continuing since the growth rate for revenues in the Bioprocess division in the first quarter of 2006 grew at 9% while those in the Bioscience division grew at 5%. Based upon this disclosure, it does not appear that there is an expectation that the financial measures will be highly similar in the future. To determine whether you qualify for aggregation even though your current results are different, you must determine whether the differences in the prior year and current interim period should be attributed to temporary factors and whether you expect the two segments to have essentially the same future prospects. Please refer to Question 8 of the FASB Staff Implementation Guidance for SFAS 131.

•	We note that the gross margin percentages provided in your response vary by 5 percent. Please discuss your conclusions as to why you consider this difference to be highly similar for purposes of meeting the criteria in paragraph 17 of SFAS 131. Please note paragraph 73 in the Basis for Conclusions states that the segments should be “so similar that they can be expected to have essentially the same future prospects.”

Response to Comment #3: Management considers revenue growth rates as the most appropriate measure of economic performance in determining whether our operating segments have similar economic characteristics. Other than gross profit margins, the Company has historically not relied on a measure of profitability to assess operating segment performance. We have also not used any other industry measures for purpose of assessing the performance of our operating segments. However, as the Company is currently going through a phase of strategic transformation under new leadership, we are considering additional financial measures for purpose of evaluating the economic performance of our operating segments. This analysis may lead to different, or additional, financial measures to be used to assess the similarity of economic characteristics for the purpose of evaluating the aggregation criteria.

Management acknowledges that the revenue growth rate of our Bioprocess operating segment has recently outpaced the growth rate of the Bioscience operating segment. This is largely attributable to business acquisitions made in the Bioprocess operating segment in second half of 2005 causing both the full year 2005 and first quarter 2006 growth rates for Bioprocess to be notably higher than Bioscience. Excluding the impact of acquisitions, the average revenue growth rate for Bioscience over the last four quarters (i.e., Q3 of 2005 through Q2 of 2006) was approximately 8% as compared to 9% for Bioprocess.

The gross profit margin varied by approximately 5 percentage points, on average, over the last three completed fiscal years. We believe the gross profit margins of our two operating segments are highly similar in the context of other companies in our industry. Management acknowledges that looking at the future trend of operating performance is an important indicator of similarities between the operating segments for purposes of evaluating the SFAS No. 131 aggregation criteria. The Company recently completed the acquisition of Serologicals in the 2006 third quarter. While we are still evaluating the acquisition’s impact on our gross profit margin, absent its effect we would expect over time that as a result of increased utilization in the Bioprocess operating segment that gross profit margin differences would narrow. For example, we are forecasting in 2006 and 2007, that gross profit margins will only differ by 4 percentage points.

Comment #4: Please refer to prior comment 3. Please revise your response to address all of the criteria for aggregation included in paragraph 17 of SFAS 131. Please note that aggregation must also be “consistent with the objective and principles” of the standard. As such, it would appear that this should be a high hurdle to aggregation. In paragraph 73 of SFAS 131, the board makes clear in the basis for conclusions that aggregation is acceptable in certain situations because “separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects.” That is, you may aggregate operating segments if presenting the information separately won’t provide much useful information to users of financial statements.

Response to Comments #4: Please refer to our response in Comment #2 above regarding each of the five listed criteria included in paragraph 17 of SFAS No. 131. In summary, management believes that the historical aggregation of the Bioprocess and Bioscience operating segments is consistent with the objective and principles of SFAS No. 131. We don’t believe that separate reporting of operating segment information, other than the revenue information that we already report, would have added significantly to an investor’s understanding of our businesses.

However, as a result of the Serologicals acquisition, we will reassess the aggregation of our operating segments and the related prospective effect on our segment disclosures in accordance with SFAS No. 131. It is reasonably possible that this assessment will result in the identification of operating segments that may not be so similar that they can be expected to have essentially the same future prospects, which would result in separate reporting of segment information.

Form 10-Q for the quarterly period ended April 1, 2006

Note 2. Stock-Based Compensation, page 6

Comment #5: On page 7 you present the net stock-based compensation expense and net stock-based compensation expense per share – basic and diluted. These measures appear to be non-GAAP measures. You should not present non-GAAP financial measures on the face of your financial statements or in the accompanying notes. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K. Please revise future filings to comply, or explain why the current presentation does not comply with this rule.

Response to Comment #5: In response to the Staff’s comments, we revised our presentation to eliminate the description “net stock-based compensation expense” in our Quarterly Report on Form 10-Q filed with the Commission on August 10th, 2006. We also described the stock-based compensation expense in the tabular disclosure as reductions to the affected line items in the statements of operations based on our interpretation of the disclosure guidance in paragraph 64 (b) of SFAS 123 (R). This guidance requires disclosures that enable users of the financial statements to understand the effect of compensation costs arising from share-based payment arrangements on the statements of operations. We supplementally provided a copy of the relevant excerpt for the Staff’s convenience in Supplement D.

Note 12 – Subsequent Events, page 12

Comment #6: We see that you entered a definitive agreement to acquire all of the outstanding shares of Serologicals Corporation common stock. Additionally we note from your Form 8-K filed June 6, 2006 that you intend to finance the acquisition through a debt issuance including $550 million of 3.75% convertible senior notes due 2026. Please respond to the following comments.

•	Please tell us the material terms of the convertible senior notes, including settlement methods and terms and who controls the settlement method. Tell us about the terms of conversion, puts, calls, and interest rates. Discuss conditions under which the conversion or interest rate may be adjusted.

•	Tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the note includes any embedded derivatives that should be bifurcated and accounted for separately. For example, please discuss the conversion feature, the make-whole fundamental change provision and contingent interest provision and how you evaluated these features under SFAS 133 and EITF 00-19.

•	Please describe the material terms of the registration rights agreement, including any conditions under which you would be required to pay liquidated damages. Please tell how you will account for the registration rights agreement and why. Refer to EITF 05-4, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-1.

Response to Comment #6: The Staff’s comments are noted. We included a summary of all the relevant material terms of the convertible senior notes (the “Convertible Notes”) in our footnote and MD&A disclosures in our Quarterly Report on Form 10-Q filed with the Commission on August 10th, 2006. We have provided a copy of the summary for the Staff’s convenience in supplement E.

Following is a summary of material terms of the Convertible Notes that contain embedded derivatives along with our assessment of related accounting considerations under SFAS No. 133, EITF Issue No. 00-19, EITF Issue No. 05-4 and other relevant technical guidance.

Conversion Feature:

Holders of the Convertible Notes may convert them into cash and, if applicable, shares of Millipore’s common stock prior to June 1, 2026 under the following circumstances:

•	Conversion based on price of common stock. The Convertible Notes may be converted if the closing sale price of Millipore’s common stock for each of the 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter.

•	Conversion upon satisfaction of trading price condition. The Convertible Notes may be converted during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price per $1,000 principal amount of the Convertible Notes was equal to or less than 97% of the average conversion value of the notes during this period.

•	Conversion based on redemption. If the Company calls the Convertible Notes for redemption, the holders may surrender the notes for conversion at any time before the close of the third business day preceding the redemption date.

•	Conversion upon the occurrence of certain corporate transactions. The Convertible Notes will be convertible if the Company makes certain distributions on its common stock or engages in certain transactions.

•	Conversion during specified periods. The Convertible Notes may be surrendered for conversion at any time from November 1, 2011 through December 1, 2011 and any time on or after June 1, 2024.

Upon conversion, the Convertible Notes will be convertible into cash for the principal amount and shares of Millipore’s common stock for the conversion premium, if any, based on an initial conversion rate of 11.0485 shares per $1,000 principal amount (which represents an initial conversion price of approximately $90.51 per share), subject to adjustments for the following:

•	Dividends or distribution on our common stock payable in shares of our common stock to all shareholders;

•	Subdivisions, combinations or certain reclassifications of our common stock;

•	Distributions to all or substantially all holders of our common stock of certain rights and warrants entitling them to purchase or subscribe for shares of our common stock, or securities convertible into or exchangeable or exercisable for shares of our common stock, at a price per share that is less than the current market price of our common stock on the record date for the distribution;

•	Dividends or other distributions to all or substantially all holders of our common stock of shares of our or any of our subsidiaries’ capital stock, evidences of indebtedness or other assets or the dividend or distribution to all or substantially all holders of our common stock of certain rights or warrants to purchase or subscribe for our securities;

•	Cash dividends or other cash distributions by us to all or substantially all holders of our common stock; or

•	Distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock in excess of the current market price per share of our common stock at the time of such tender offer or exchange offer.

Accounting Considerations:

We considered the guidance in EITF Issue No. (“EITF”) 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” EITF 90-19, “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion,” and EITF 01-6, “The Meaning of Indexed to a Company’s Own Stock,” to determine whether the Convertible Notes qualified for the scope exception in paragraph 11(a) of SFAS No. 133. Under paragraph 11(a) of SFAS No. 133, potential derivative instruments would be exempt from the scope of SFAS No. 133 if they are both indexed to the issuing entity’s own stock and classified in stockholders’ equity. EITF 00-19 provides further guidance for the determination of whether derivatives are indexed to a company’s common stock and would be classified within stockholders’ equity if they were free-standing.

We determined that the net settlement feature of the Convertible Notes is identical to Instrument C in EITF 90-19, except that the conversion spread will only be settled in shares of our common stock. EITF 90-19 indicates that the convertible instruments similar to Instrument C should be accounted for like convertible debt (that is, as a combined instrument) if the conversion spread meets the requirements of EITF 00-19, including the provisions contained in paragraphs 12-32. After considering the guidance in EITF 00-19, we concluded that the net settlement feature of our Convertible Notes would be classified in equity if it was free-standing in accordance with paragraph 8 of EITF 00-19 because the conversion spread, if any, will only be settled in shares of our common stock, and all of the conditions under paragraphs 12-32 are satisfied.

We considered the guidance in EITF 01-6 to determine whether the conversion options are indexed to our common stock. Per EITF 01-6, financial instruments are considered indexed to a company’s own stock within the meaning of EITF 00-19 and paragraph 11(a) of SFAS No. 133 if (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock, or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. Except for the conversion option upon satisfaction of trading price condition, all other conversion options listed under the subheading “Conversion Feature” above are based on the market price of our common stock instead of any other observable market or index. Therefore, the first condition of EITF 01-6 is satisfied (with the exception of the conversion option upon satisfaction of trading price condition, which is analyzed further below). Furthermore, the second condition of EITF 01-6 is also satisfied for all conversion options listed above because the settlement amount upon conversion will be calculated as the product of the conversion rate multiplied by the average closing sale price of our common stock for 20 trading days following the day the Convertible Notes are tendered for conversion.

Based on the above analysis, we concluded that all of the conversion options qualify for the scope exception of SFAS No. 133, except for the conversion option upon satisfaction of trading price condition. This condition is not considered solely indexed to our common stock because the trading price of the Convertible Notes is based on an observable market other than the market for our common stock. Therefore, the conversion option upon satisfaction of trading price condition is considered an embedded derivative within the scope of SFAS No. 133 and should be accounted for at fair value. However, this embedded derivative had nominal value and, therefore, was not recorded in our consolidated financial statements. We will continue to evaluate the materiality of the value of this item on a quarterly basis and record the resulting adjustment, if any, in the consolidated balance sheet and statement of operations.

Call and Put Options:

We may redeem the Convertible Notes at our option, in whole or in part, at any time, and from time to time, on or after December 1, 2011 at a redemption price, payable in cash, equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest.

On each of December 1, 2011, June 1, 2016 and June 1, 2021, a holder of the Convertible Notes may require us to purchase all or a portion of the holder’s outstanding notes, at a price in cash equal to 100% of the principal amount of the Convertible Notes to be purchased, plus any accrued and unpaid interest. In addition, if a “fundamental change” occurs, as described in the indenture, each holder will have the right, at its option, to require us to repurchase for cash all or any portion of the holder’s Convertible Notes at a price of 100% of the principal amount of the Convertible Notes to be repurchased, plus any accrued and unpaid interest.

Accounting Considerations:

We considered the guidance in paragraphs 12 and 13 of SFAS No. 133 and Statement 133 Implementation Issue No. D-39, “Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor,” to determine if the call option and the put options embedded in our Convertible Notes qualify for the scope exemption under SFAS No. 133. These embedded derivatives do not trigger either condition under paragraph 13 because the investors would always recover 100% of the principal of their investments plus accrued interest under both the call option and the put options. Therefore, we concluded that these embedded derivatives are considered clearly and closely related to the host contract and qualify for the scope exemption under SFAS No. 133.

Make-whole Fundamental Change:

A holder that surrenders the Convertible Notes for conversion in connection with a “make-whole fundamental change” that occurs before December 1, 2011 may, in certain circumstances, be entitled to an increased conversion rate (the “Make-whole Premium”). However, in lieu of increasing the conversion rate applicable to those Convertible Notes, the Company may, in certain circumstances, elect to adjust the conversion rate and the related conversion obligation so that the Convertible Notes will be convertible into shares of the acquiring company’s common stock, except that the principal return due upon conversion will continue to be payable in cash.

Accounting Considerations:

The Make-whole Premium qualifies for the scope exemption under SFAS No. 133, paragraph 11(a) because it is both indexed to, and settled in, our common stock. As stated in the indenture, the calculation of the settlement payment is determined by a formula that references our stock price over time. The Make-whole Premium is settled only in shares of our common stock while the principal amount of the Convertible Notes must be settled in cash. Further, the Make-whole Premium is indexed to the price of the Company’s common stock, the Fundamental Change event, and the passage of time. As neither the passage of time nor the Fundamental Change events are deemed to be a separate index under EITF 01-6, we concluded that the Make-whole Premium feature is indexed to our common stock. As both conditions of paragraph 11(a) are satisfied, we concluded that the Make-whole Premium qualifies for the SFAS No. 133 scope exemption.

Contingent Interest Provision:

Contingent interest will accrue on the Convertible Notes at the rate of 0.175% of the average trading price of the Convertible Notes commencing with the six-month period beginning December 1, 2011, if the average trading price of the Convertible Notes for the five consecutive trading days preceding such six-month periods equals 120% or more of the principal amount.

Accounting Considerations:

The Contingent Interest Provision is considered an embedded derivative within the scope of SFAS No. 133 because it is not considered clearly and closely related to the debt host contract. This is because the Contingent Interest Provision is indexed to the trading price of the Convertible Notes, which is dependent upon multiple factors, including the market interest rates and the movements in the sale price of our common stock. As such, the Contingent Interest Provision requires separate recognition of fair value apart from the Convertible Notes under paragraph 12 of SFAS No. 133. As a result, we are required to separate the value of these items from the Convertible Notes and record a liability on the consolidated balance sheet. However, as of July 1, 2006, the Contingent Interest Provision had a nominal value, and, therefore, was not recorded in the consolidated financial statements. We will continue to evaluate the materiality of the value of this item on a quarterly basis and record the resulting adjustment, if any, in the consolidated financial statements.

Registrations Rights Agreement:

The Convertible Notes were issued to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in a private placement transaction. The Company was required to file an effective shelf registration statement under the Securities Act within 180 days after issuance of the Convertible Notes for the resale of the Convertible Notes and the shares of common stock issuable upon conversion of the Convertible Notes. In the event that the Company failed to file an effective registration statement, the Company would have been required to pay additional interest equal to 0.25% per annum of the aggregate principal amount of the Convertible Notes for the 90-day period beginning on the date of the registration default and thereafter at a rate per year equal to 0.50% (“Additional Interest”).

Accounting Considerations:

We evaluated the Additional Interest provision of the registration rights agreement in accordance with EITF 05-4, “The Effect of Liquidating Damages Clause on a Freestanding Financial Instrument Subject to EITF 00-19,” and concluded that this provision should be evaluated separately as a liability. However, we also concluded that the likelihood of being in default on this registration obligation to be remote because we had planned to file the S-3 registration statement as soon as practicable after the issuance of the Convertible Notes. Accordingly, we did not record any liability in connection with this provision as of July 1, 2006. The Company fulfilled this obligation by filing the required registration statement on Form S-3 on August 9, 2006.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings described herein. We acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MILLIPORE CORPORATION

By: /s/	Kathleen B. Allen

        Kathleen B. Allen

        Vice President and Chief Financial Officer